                                                          File Nos. 333-63511
                                                                    811-09003

   As filed with the Securities and Exchange Commission on November 9, 1998


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
                   REGISTRATION STATEMENT UNDER THE SECURITIES
                                   ACT OF 1933                               [X]


                            Pre-Effective Amendment No. 1                    [X]


                            Post-Effective Amendment No.                     [ ]

                                     and/or

                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                             COMPANY ACT OF 1940                             [X]


                               Amendment No. 1

                        (Check appropriate box or boxes)

                         VARIABLE ANNUITY ACCOUNT SEVEN
                           (Exact Name of Registrant)

                     Anchor National Life Insurance Company
                               (Name of Depositor)

                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
              (Address of Depositor's Principal Offices) (Zip Code)

                Depositor's Telephone Number, including Area Code
                                 (310) 772-6000

                              Susan L. Harris, Esq.
                     Anchor National Life Insurance Company
                               1 SunAmerica Center
                       Los Angeles, California 90067-6022
                     (Name and Address of Agent for Service)


Approximate date of proposed public offering:

     As soon as practicable after effectiveness of the Registration Statement.

Title of securities being registered:

      Interests in a Separate Account under group and individual flexible payment deferred annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                          VARIABLE ANNUITY ACCOUNT SEVEN

                              Cross Reference Sheet





      Incorporated herein by reference to Registration Statement filed on September 16, 1998 (File No. 333-63511 and 811-09003.

                              LOGO

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND
CONSIDER BEFORE PURCHASING THE POLARIS PLUS VARIABLE ANNUITY. THE SECTIONS IN THIS PROFILE
CORRESPOND TO SECTIONS IN THE ACCOMPANYING PROSPECTUS WHICH DISCUSS THE TOPICS IN MORE DETAIL.
THE ANNUITY IS MORE FULLY DESCRIBED IN THE PROSPECTUS. PLEASE READ THE PROSPECTUS CAREFULLY.

                               November    , 1998

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                      1. THE POLARIS PLUS VARIABLE ANNUITY
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The Polaris Plus Variable Annuity is issued by Anchor National Life Insurance
Company to Participants in certain employer sponsored retirement plans qualified subject to Section 403(b) of the Internal Revenue Code (the "IRC"). It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. Tax deferral means all your money, including the amount you would otherwise pay in current income taxes, remains in your Contract to generate more earnings. Your money could grow faster than it would in a comparable taxable investment.

Polaris Plus offers a diverse selection of money managers and investment options. You may divide your money among any or all of our 26 variable investment portfolios and 5 fixed account options. Your investment is not guaranteed. The value of your Polaris Plus contract can fluctuate up or down, based on the performance of the underlying investments you select. You may experience a loss.

The variable investment Portfolios offer professionally managed investment choices with goals ranging from capital preservation to aggressive growth. Your choices for the various investment options are found on the next page.

The contract also offers 5 fixed account options, for different time periods. Each may have a different interest rate. Interest rates are guaranteed by Anchor National.

Like most annuities, the contract has an Accumulation Phase and an Income Phase. During the Accumulation Phase, you invest money in your Contract. Your earnings are based on the investment performance of the variable investment Portfolios to which your money is allocated and/or the interest rate(s) earned on the fixed account option(s) in which you invest. Subject to certain IRC restrictions you may withdraw money from your contract during the Accumulation Phase. However, as with other tax-deferred investments, you will pay taxes on earnings and untaxed contributions when you withdraw them. An IRS tax penalty may apply if you make withdrawals before age 59 1/2.

During the Income Phase, you may receive income payments from your annuity. Among other factors, the amount of money you are able to accumulate in your Contract during the Accumulation Phase will affect the amount of your income payments during the Income Phase.
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                               2. INCOME OPTIONS
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You can select from one of five income options:
   (1) payments for your lifetime;
   (2) payments for your lifetime and your survivor's lifetime;
   (3) payments for your lifetime and your survivor's lifetime, but for not less than 10 years;
   (4) payments for your lifetime, but for not less than 10, 15 or 20 years; and
   (5) payments for a specified period of 5 to 30 years.

You will also need to decide when your income payments begin and if you want your income payments to fluctuate with investment performance or remain constant. Once you begin receiving income payments, you cannot change your income option.

For contracts which are part of a Qualified retirement Plan (including those issued under 403(b)) using before tax dollars, the entire payment is generally taxable as income. In addition, under certain Qualified contracts your income option may not exceed your life expectancy.

If your Contract is part of a Non-qualified retirement plan (one that is established with after tax dollars), payments during the Income Phase are considered partly a return of your original investment. The "original investment" part of each payment is not taxable as income.

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                     3. PURCHASING A POLARIS PLUS VARIABLE
                                ANNUITY CONTRACT
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You can buy a Contract with money from a direct transfer or a direct rollover from an existing retirement plan or by establishing a salary reduction agreement with your employer.

For Qualified contracts issued under 403(b) there is no minimum initial Purchase Payment if you establish a salary reduction agreement with your employer. If you fund a contract through a direct transfer or direct rollover only, the minimum initial Purchase Payment is $2,000.

For Non-qualified contracts, the minimum initial Purchase Payment is $5,000 and subsequent amounts of $500 or more may be added to your contract at any time during the Accumulation Phase.


THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE
REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE
SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

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                             4. INVESTMENT OPTIONS
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You may allocate money to the following variable investment Portfolios of the
Anchor Series Trust and/or the SunAmerica Series Trust:

ANCHOR SERIES TRUST
  MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
      - Capital Appreciation Portfolio
      - Growth Portfolio
      - Government and Quality Bond Portfolio

SUNAMERICA SERIES TRUST
  MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
      - Global Equities Portfolio
      - Alliance Growth Portfolio
      - Growth-Income Portfolio
  MANAGED BY DAVIS SELECTED ADVISERS, L.P.
      - Venture Value Portfolio
      - Real Estate Portfolio
  FIRST AMERICAN ASSET MANAGEMENT
      - Equity Income Portfolio
      - Equity Index Portfolio
      - Small Company Value Portfolio
  MANAGED BY FEDERATED INVESTORS
      - Federated Value Portfolio
      - Utility Portfolio
      - Corporate Bond Portfolio
  MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/   GOLDMAN SACHS ASSET MANAGEMENT
INTERNATIONAL
      - Asset Allocation Portfolio
      - Global Bond Portfolio
  MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
      - International Diversified Equities Portfolio
      - Worldwide High Income Portfolio
  MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
      - Putnam Growth Portfolio
      - International Growth and Income Portfolio
      - Emerging Markets Portfolio
  MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
      - Aggressive Growth Portfolio
      - "Dogs" of Wall Street Portfolio
      - SunAmerica Balanced Portfolio
      - High-Yield Bond Portfolio
      - Cash Management Portfolio

You may also allocate money to the 1, 3 and 5 year market value adjustment ("MVA") fixed account options and, under certain circumstances, the 6-month and 1-year DCA fixed account options. (The 6-month DCA fixed account may not yet be available in your state. Please contact your financial representative for more information.)

Your contract value will be adjusted up or down for withdrawals or transfers from the 1, 3 and 5 year MVA fixed account options prior to the end of the guarantee period. The interest rates applicable for these fixed account options may differ from time to time, however, we will never credit less than a 3% annual effective rate. Once established, the rate will not change during the selected period.
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                                  5. EXPENSES
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We deduct insurance charges which equal 1.25% annually of the average daily value of your contract allocated to the variable Portfolios.

As with other professionally managed investments, there are also investment charges imposed on contracts with money allocated to the variable Portfolios. We estimate these fees to range from .55 to 1.90.

If you take money out of your contract, you may be assessed a withdrawal charge which is a percentage of the money you withdraw. The percentage declines over the time the money is in the contract. The applicable withdrawal charge schedule also varies dependent upon your employment status at the time of contract issue.

RETIRED OR SEPARATED FROM SERVICE AT TIME OF ISSUE
(SCHEDULE A)

-----------------------------------------------------------------------------
         Year              1        2        3        4        5        6
-----------------------------------------------------------------------------
 WITHDRAWAL CHARGE         6%       6%       5%       5%       4%       0%
-----------------------------------------------------------------------------

EMPLOYED AT TIME OF ISSUE (SCHEDULE B)

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         Year              1        2        3        4        5        6        7
--------------------------------------------------------------------------------------
 WITHDRAWAL
 CHARGE                    6%       6%       5%       5%       4%       4%       0%
--------------------------------------------------------------------------------------

Each year, you are allowed to make 15 transfers without charge. After your first 15 free transfers, a $25 transfer fee ($10 in Pennsylvania and Texas) applies to each subsequent transfer.

In a limited number of states, you may also be assessed a state premium tax of up to 3.5% depending upon the state.

The following charts are designed to help you understand the charges in your contract. The column "Total Annual Charges" shows the total of the 1.25% insurance charges and the investment charges for each variable Portfolio.

The next two columns show two examples of the charges you would pay under the contract. The examples assume that you invested $1,000 in a contract which earns 5% annually and that you withdraw your money: (1) at the end of year 1, and (2) at the end of year 10. The premium tax is assumed to be 0% in both examples.

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                                                                                               EXAMPLES:
                                       TOTAL ANNUAL         TOTAL ANNUAL                     TOTAL EXPENSES   TOTAL EXPENSES
                                        INSURANCE            INVESTMENT       TOTAL ANNUAL     AT END OF        AT END OF
   ANCHOR SERIES TRUST PORTFOLIO         CHARGES              CHARGES           CHARGES          1 YEAR          10 YEARS
----------------------------------------------------------------------------------------------------------------------------
Capital Appreciation                      1.25%                 .71%             1.96%
Growth                                    1.25%                 .78%             2.03%
Government and Quality Bond               1.25%                 .71%             1.96%
----------------------------------------------------------------------------------------------------------------------------
SUNAMERICA SERIES TRUST PORTFOLIO
Emerging Markets*                         1.25%                1.90%             3.15%
International Diversified Equities        1.25%                1.35%             2.60%
Global Equities                           1.25%                 .95%             2.20%
International Growth and Income*          1.25%                1.60%             2.85%
Aggressive Growth*                        1.25%                 .90%             2.15%
Small Company Value*                      1.25%                1.40%             2.66%
Real Estate*                              1.25%                1.25%             2.50%
Putnam Growth                             1.25%                 .91%             2.16%
Alliance Growth                           1.25%                 .65%             1.90%
"Dogs" of Wall Street*                    1.25%                 .85%             2.10%
Venture Value                             1.25%                 .79%             2.04%
Federated Value*                          1.25%                1.03%             2.28%
Growth-Income                             1.25%                 .65%             1.90%
Equity Index*                             1.25%                 .55%             1.80%
Utility*                                  1.25%                1.05%             2.30%
Equity Income*                            1.25%                 .95%             2.20%
Asset Allocation                          1.25%                 .68%             1.93%
SunAmerica Balanced*                      1.25%                1.00%             2.25%
Worldwide High Income                     1.25%                1.10%             2.35%
High-Yield Bond                           1.25%                 .75%             2.00%
Corporate Bond                            1.25%                 .91%             2.16%
Global Bond                               1.25%                 .90%             2.15%
Cash Management                           1.25%                 .63%             1.88%
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

* For these Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse expenses, if necessary, to keep operating expenses at or below an established maximum amount. All waivers or reimbursements may be terminated at any time. For more detailed information, see Fee Tables and Examples in the prospectus.

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                                    6. TAXES
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Unlike taxable investments where earnings are taxed in the year they are earned, taxes on amounts contributed to and earned in a Qualified Contract (one purchased with before-tax dollars, like a TSA), are taxable when withdrawn. In a Non-qualified contract (one that is purchased with after-tax dollars) taxes on amounts earned are taxed upon withdrawal.

When you begin taking distributions or withdrawals from your Contract, earnings are considered to be taken out first and will be taxed at your ordinary income rate. You may be subject to a 10% IRS tax penalty for distributions or withdrawals before age 59 1/2.

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                            7. ACCESS TO YOUR MONEY
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During the Accumulation Phase withdrawals from your contract may be limited by the IRC, any applicable Plan and this Contract. Contracts issued pursuant to
Section 403(b) of the IRC are subject to specific withdrawal restrictions. SEE
SECTION 7, ACCESS TO YOUR MONEY for details regarding restrictions applicable to withdrawals from TSAs.

Under this Contract, certain types of withdrawals are subject to a withdrawal charge if taken within the first six or seven years a Purchase Payment has been in the Contract. We determine the exact schedule of withdrawal charges based on your employment status as of the date of the contract issue. Some types of withdrawals may be exempt from these Company imposed withdrawal charges. SEE
SECTION 5, EXPENSES for details regarding possible withdrawal charge exceptions.

In all cases after your tenth Contract anniversary, Company imposed withdrawal charges no longer apply. However the IRC or any applicable Plan may still impose restrictions on withdrawals at that point in time.

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                                 8. PERFORMANCE
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The value of your annuity will fluctuate depending upon the investment performance of the Portfolio(s) you choose.

When you invest in the Polaris Plus Variable Annuity, your money is actually invested in the underlying portfolios of the Anchor Series Trust and/or the SunAmerica Series Trust. These trusts are older than the annuity itself and have served as underlying investments for other variable annuity contracts. The performance for this annuity will be derived from the performance of the corresponding portfolios of the trusts modified to reflect the charges and expenses associated with this contract, as if this contract had been in existence during the time period advertised. Of course, past performance does not guarantee future results.

As of the date of this prospectus, the sale of this contract has not yet begun. Therefore, no performance is presented here.

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                                9. DEATH BENEFIT
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If you should die during the Accumulation Phase, your beneficiary will receive a death benefit. The death benefit will be the greater of:

     1. Total Purchase Payments minus total withdrawals at the time we receive satisfactory proof of death, or;

     2. Contract Value at the time we receive satisfactory proof of death.
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                             10. OTHER INFORMATION
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FREE LOOK: You may cancel your contract within ten days (or longer if required by your state) by mailing it to our Annuity Service Center. Your contract will be treated as void on the date we receive it and we will pay you an amount equal to the value of your contract (unless otherwise required by state law). Its value may be more or less than the money you initially invested.

ASSET ALLOCATION REBALANCING: If selected by you, this program seeks to keep your investment in line with your goals. We will maintain your specified allocation mix in the variable investment Portfolios and the 1-year fixed account option by readjusting your money on a calendar quarter, semiannual or annual basis.

SYSTEMATIC WITHDRAWAL PROGRAM: If selected by you, this program allows you to receive either monthly, quarterly, semiannual or annual checks during the Accumulation Phase. Systematic withdrawals may also be electronically transferred to your bank account. Of course, withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. This Program is not available if you are not eligible to make withdrawals under the Code or applicable Plan.

DOLLAR COST AVERAGING: If selected by you, this program allows you to invest gradually in the equity and bond portfolios from any of the variable investment portfolios, the 1-year MVA fixed account option, and under certain circumstances the 6-month or the 1-year DCA fixed account options.

CONFIRMATIONS AND QUARTERLY STATEMENTS: You will receive a confirmation of each transaction within your contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values.

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                                 11. INQUIRIES
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If you have questions about your contract or need to make changes, call your financial representative or contact us at:

      Anchor National Life Insurance Company
      Annuity Service Center
      P.O. Box 54299
      Los Angeles, California 90054-0299
      Telephone Number: (800) 445-SUN2

If money accompanies your correspondence, you should direct it to:

      Anchor National Life Insurance Company
      P.O. Box 100330
      Pasadena, California 91189-0001

                                   PROSPECTUS
                               NOVEMBER    , 1998

Please read this prospectus carefully         FLEXIBLE PAYMENT GROUP AND INDIVIDUAL DEFERRED ANNUITY
before investing and keep it for              CONTRACTS
future reference. It contains                 issued by
important information about the               ANCHOR NATIONAL LIFE INSURANCE COMPANY
Polaris Plus Variable Annuity.                in connection with
                                              VARIABLE ANNUITY ACCOUNT SEVEN
To learn more about the annuity               The annuity has 31 investment choices - 5 fixed account
offered by this prospectus, obtain a          options and 26 variable investment Portfolios listed below.
copy of the Statement of Additional           The 5 fixed account options include market value adjustment
Information ("SAI") dated November            fixed accounts for specified periods of 1, 3, and 5 years.
  , 1998. The SAI is on file with the         In addition there are 2 Dollar Cost Averaging Accounts for
Securities and Exchange Commission            6-month and 1-year periods. The 26 variable investment
("SEC") and is incorporated by                portfolios are part of the Anchor Series Trust or the
reference into this prospectus. The           SunAmerica Series Trust.
Table of Contents of the SAI appears
on page 20 of this prospectus. For a          ANCHOR SERIES TRUST:
free copy of the SAI, call us at              MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP
(800) 445-SUN2 or write to us at our          - Capital Appreciation Portfolio
Annuity Service Center, P.O. Box              - Growth Portfolio
54299, Los Angeles, California 90054-         - Government and Quality Bond Portfolio
0299.
                                              SUNAMERICA SERIES TRUST:
In addition, the SEC maintains a              MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.
website (http://www.sec.gov) that             - Global Equities Portfolio
contains the SAI, materials                   - Alliance Growth Portfolio
incorporated by reference and other           - Growth-Income Portfolio
information filed electronically with         MANAGED BY DAVIS SELECTED ADVISERS, L.P.
the SEC by Anchor National.                   - Venture Value Portfolio
                                              - Real Estate Portfolio
ANNUITIES INVOLVE RISKS, INCLUDING            MANAGED BY FEDERATED INVESTORS
POSSIBLE LOSS OF PRINCIPAL. ANNUITIES         - Federated Value Portfolio
ARE NOT A DEPOSIT OR OBLIGATION OF,           - Utility Portfolio
OR GUARANTEED OR ENDORSED BY, ANY             - Corporate Bond Portfolio
BANK. THEY ARE NOT FEDERALLY INSURED          MANAGED BY FIRST AMERICAN ASSET MANAGEMENT
BY THE FEDERAL DEPOSIT INSURANCE              - Equity Income Portfolio
CORPORATION, THE FEDERAL RESERVE              - Equity Index Portfolio
BOARD OR ANY OTHER AGENCY.                    - Small Company Value Portfolio
                                              MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/
                                              GOLDMAN SACHS ASSET MANAGEMENT INTERNATIONAL
                                              - Asset Allocation Portfolio
                                              - Global Bond Portfolio
                                              MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.
                                              - International Diversified Equities Portfolio
                                              - Worldwide High Income Portfolio
                                              MANAGED BY PUTNAM INVESTMENT MANAGEMENT, INC.
                                              - Putnam Growth Portfolio
                                              - International Growth and Income Portfolio
                                              - Emerging Markets Portfolio
                                              MANAGED BY SUNAMERICA ASSET MANAGEMENT CORP.
                                              - Aggressive Growth Portfolio
                                              - "Dogs" of Wall Street Portfolio
                                              - SunAmerica Balanced Portfolio
                                              - High-Yield Bond Portfolio
                                              - Cash Management Portfolio

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                           TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

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                               TABLE OF CONTENTS
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
 GLOSSARY.............................................     3

 FEE TABLES...........................................     4
       Owner Transaction Expenses.....................     4
       Annual Separate Account Expenses...............     4
       The Income Protector Expense...................     4
       Portfolio Expenses.............................     4

 EXAMPLES.............................................     5

 1.    THE POLARIS PLUS VARIABLE ANNUITY..............     7

 2.    INCOME OPTIONS.................................     8
       Annuity Date...................................     8
       Income Options.................................     8
       Fixed or Variable Income Payments..............     8
       Income Payments................................     9
       Transfers During the Income Phase..............     9
       Deferment of Payments..........................     9
       The Income Protector Program...................     9

 3.    PURCHASING A POLARIS PLUS VARIABLE ANNUITY.....    11
       Allocation of Purchase Payments................    11
       Accumulation Units.............................    11
       Free Look......................................    12

 4.    INVESTMENT OPTIONS.............................    12
       Variable Portfolios............................    12
       Anchor Series Trust............................    12
       SunAmerica Series Trust........................    12
       Fixed Account Options..........................    13
       Market Value Adjustment ("MVA")................    13
       Transfers During the Accumulation Phase........    13
       Dollar Cost Averaging..........................    14
       Asset Allocation Rebalancing...................    14
       Voting Rights..................................    15
       Substitution...................................    15
 5.    EXPENSES.......................................    15
       Insurance Charges..............................    15
       Withdrawal Charges.............................    15
       Exceptions to Withdrawal Charge................    15
       Investment Charges.............................    16
       Transfer Fee...................................    16
       Premium Tax....................................    16
       Income Taxes...................................    16
       Reduction or Elimination of Charges and
       Expenses, and Additional Amounts Credited......    16

 6.    TAXES..........................................    16
       Annuity Contracts in General...................    16
       Tax Treatment of Distributions -
       Qualified Contracts............................    16
       Section 403(b) Plans...........................    17
       Tax Treatment of Distributions -
       Non-Qualified Contracts........................    17
       Minimum Distributions..........................    17
       Diversification................................    17

 7.    ACCESS TO YOUR MONEY...........................    18
       Withdrawal Restrictions........................    18
       Systematic Withdrawal Program..................    18
       Loans..........................................    19
       Minimum Contract Value.........................    19

 8.    PERFORMANCE....................................    19

 9.    DEATH BENEFIT..................................    19

 10.   OTHER INFORMATION..............................    20
       The Separate Account...........................    20
       The General Account............................    20
       Distribution of the Contract...................    20
       Administration.................................    20
       Year 2000......................................    21
       Legal Proceedings..............................    21
       Custodian......................................    21
       Additional Information.........................    21

 TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL
 INFORMATION..........................................    22

 APPENDIX A -- PREMIUM TAXES..........................   A-1

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                                    GLOSSARY
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We have capitalized some of the technical terms used in this prospectus. To help you understand these terms, we have defined them in this glossary.

ACCUMULATION PHASE - The period during which you invest money in your contract.

ACCUMULATION UNITS - A measurement we use to calculate the value of the variable portion of your contract during the Accumulation Phase.

ANNUITANT(S) - The person(s) on whose life (lives) we base annuity payments. For a contract issued pursuant to IRC Section 403(b), the Participant must be the Annuitant.

ANNUITY DATE - The date on which annuity payments are to begin, as selected by you.

ANNUITY UNITS - A measurement we use to calculate the mount of annuity payments you receive from the variable portion of your contract during the Income Phase.

BENEFICIARY(IES) - The person(s) designated to receive any benefits under the contract if you or the Annuitant dies.

CONTRACT - The variable annuity contract issued by Anchor National Life Insurance Company ("Anchor National"). This includes any applicable group master contract, certificate and endorsement.

CONTRACTHOLDER - The party named as the Contractholder on the annuity Contract issued by Anchor National. The Contractholder may be an Employer, a retirement plan trust, an association or any other entity allowed under the law.

EMPLOYER - The organization specified in the Contract which offers the Plan to its employees.

INCOME PHASE - The period during which we make annuity payments to you.

IRC - The Internal Revenue Code of 1986, as amended, and all regulations thereto.

IRS - The Internal Revenue Service.

NON-QUALIFIED (CONTRACT) - A contract purchased with after-tax dollars. In general, these contracts are not under any pension plan, specially sponsored program or individual retirement account ("IRA").

PARTICIPANT - An employee or other person affiliated with the Contractholder on whose behalf an account is maintained under the terms of the Contract.

PLAN - A retirement program offered by an Employer to its employees for which a Contract is used to accumulate funds.

PORTFOLIO(S) - The variable investment options available under the contract. Each Portfolio has its own investment objective and is invested in the underlying investments of the Anchor Series Trust or the SunAmerica Series Trust.

PURCHASE PAYMENTS - The money you give us to buy the contract, as well as any additional money you give us to invest in the contract after you own it.

QUALIFIED (CONTRACT) - A contract purchased with pretax dollars. These contracts are generally purchased under a pension plan, specially sponsored program or individual retirement account ("IRA").

TRUSTS - Refers to the Anchor Series Trust and the SunAmerica Series Trust collectively.

TSA - A tax sheltered annuity, one issued in accordance with the provisions of
Section 403(b) of the IRC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                   FEE TABLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES

WITHDRAWAL CHARGE (AS A PERCENTAGE OF PURCHASE PAYMENTS)

   YEARS:       1     2     3     4     5     6     7
Schedule A*      6%  6  %  5  %  5  %  4  %  0  %    0%
Schedule B**     6%  6  %  5  %  5  %  4  %  4  %    0%

 * This Withdrawal Charge schedule applies to participants who are retired or separated from service at the time of contract issue.
** This Withdrawal Charge schedule applies to all other participants.
THE INCOME PROTECTOR EXPENSE
(DEDUCTED ANNUALLY FROM CONTRACT VALUE)

         THE INCOME PROTECTOR             FEE AS A PERCENTAGE OF YOUR
             ALTERNATIVES                     INCOME BENEFIT BASE
         --------------------             ---------------------------
Income Protector Base..................               0%
Income Protector Plus..................              .15%
Income Protector Max...................              .30%

ANNUAL SEPARATE ACCOUNT EXPENSES
(AS A PERCENTAGE OF AVERAGE ACCOUNT VALUE)

  Mortality and Expense Risk Charge Insurance Charge......  1.25%
                                                            -----
      TOTAL SEPARATE ACCOUNT EXPENSES                       1.25%
                                                            =====

                               PORTFOLIO EXPENSES

                              ANCHOR SERIES TRUST
(AS A PERCENTAGE OF AVERAGE NET ASSETS FOR THE TRUST'S TWELVE-MONTH PERIOD ENDED
                               NOVEMBER 30, 1997)

                                                              MANAGEMENT         OTHER        TOTAL ANNUAL
                         PORTFOLIO                                FEE          EXPENSES         EXPENSES
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Capital Appreciation                                              .65%            .06%             .71%
-----------------------------------------------------------------------------------------------------------
Growth                                                            .72%            .06%             .78%
-----------------------------------------------------------------------------------------------------------
Government and Quality Bond                                       .62%            .09%             .71%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

                            SUNAMERICA SERIES TRUST
(AS A PERCENTAGE OF AVERAGE NET ASSETS AFTER REIMBURSEMENT OR WAIVER OF EXPENSES
                       FOR THE TRUST'S FISCAL YEAR ENDED
                               NOVEMBER 30, 1997)

                                                              MANAGEMENT         OTHER        TOTAL ANNUAL
                         PORTFOLIO                                FEE          EXPENSES         EXPENSES
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Emerging Markets                                                 1.25%            .65%            1.90%*
-----------------------------------------------------------------------------------------------------------
International Diversified Equities                               1.00%            .35%            1.35%
-----------------------------------------------------------------------------------------------------------
Global Equities                                                   .76%            .19%             .95%
-----------------------------------------------------------------------------------------------------------
International Growth and Income                                  1.00%            .60%            1.60%*
-----------------------------------------------------------------------------------------------------------
Aggressive Growth                                                 .76%            .14%             .90%
-----------------------------------------------------------------------------------------------------------
Small Company Value***                                           1.00%            .40%            1.40%
-----------------------------------------------------------------------------------------------------------
Real Estate                                                       .80%            .45%            1.25%*
-----------------------------------------------------------------------------------------------------------
Putnam Growth                                                     .83%            .08%             .91%
-----------------------------------------------------------------------------------------------------------
Alliance Growth                                                   .59%            .06%             .65%
-----------------------------------------------------------------------------------------------------------
"Dogs" of Wall Street**                                           .60%            .25%             .85%*
-----------------------------------------------------------------------------------------------------------
Venture Value                                                     .74%            .05%             .79%
-----------------------------------------------------------------------------------------------------------
Federated Value                                                   .80%            .23%            1.03%
-----------------------------------------------------------------------------------------------------------
Growth-Income                                                     .60%            .05%             .65%
-----------------------------------------------------------------------------------------------------------
Equity Index***                                                   .40%            .15%             .55%
-----------------------------------------------------------------------------------------------------------
Utility                                                           .75%            .30%            1.05%
-----------------------------------------------------------------------------------------------------------
Equity Income***                                                  .65%            .30%             .95%
-----------------------------------------------------------------------------------------------------------
Asset Allocation                                                  .61%            .07%             .68%
-----------------------------------------------------------------------------------------------------------
SunAmerica Balanced                                               .74%            .26%            1.00%
-----------------------------------------------------------------------------------------------------------
Worldwide High Income                                            1.00%            .10%            1.10%
-----------------------------------------------------------------------------------------------------------
High-Yield Bond                                                   .66%            .09%             .75%
-----------------------------------------------------------------------------------------------------------
Corporate Bond                                                    .70%            .21%             .91%
-----------------------------------------------------------------------------------------------------------
Global Bond                                                       .72%            .18%             .90%
-----------------------------------------------------------------------------------------------------------
Cash Management                                                   .54%            .09%             .63%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

  * Annualized.

 ** Contracts offering sales of the "Dogs" of Wall Street Portfolio did not begin until April 1, 1998. The percentages are estimated amounts for the current fiscal year.

*** As of the date of this prospectus, the sale of contracts offering the Small
    Company Value, Equity Index and Equity Income Portfolios has not begun. The percentages are based on estimated amounts for the current fiscal year.

     THE ABOVE PORTFOLIO EXPENSES WERE PROVIDED BY THE TRUSTS. WE HAVE NOT
            INDEPENDENTLY VERIFIED THE ACCURACY OF THE INFORMATION.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                    EXAMPLES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

You will pay the following expenses on a $1,000 investment in each Portfolio, assuming a 5% annual return on assets and:

        (a) Surrender of the contract at the end of the stated time period under schedule A*;
        (b) Surrender of the contract at the end of the stated time period under schedule B**;
        (c) If the contract is not Surrendered or annuitized.

                         PORTFOLIO                             1 YEAR     3 YEARS
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Capital Appreciation                                          (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Growth                                                        (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Government and Quality Bond                                   (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Emerging Markets                                              (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
International Diversified Equities                            (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Global Equities                                               (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
International Growth and Income                               (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Aggressive Growth                                             (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Small Company Value                                           (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Real Estate                                                   (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Putnam Growth                                                 (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Alliance Growth                                               (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
"Dogs" of Wall Street                                         (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Venture Value                                                 (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Federated Value                                               (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Growth-Income                                                 (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Equity Index                                                  (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------

                         PORTFOLIO                             1 YEAR     3 YEARS
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Utility                                                       (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Equity Income                                                 (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Asset Allocation                                              (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
SunAmerica Balanced                                           (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Worldwide High Income                                         (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
High-Yield Bond                                               (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Corporate Bond                                                (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Global Bond                                                   (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
Cash Management                                               (a)         (a)
                                                              (b)         (b)
                                                              (c)         (c)
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

      * See Page 4 above for an explanation of Schedule A.

     ** See Page 4 above for an explanation of Schedule B.

EXPLANATION OF FEE TABLES AND EXAMPLES

1. The purpose of the Fee Tables is to show you the various expenses you would incur directly and indirectly by investing in the contract.

2. For certain Portfolios, the adviser, SunAmerica Asset Management Corp., has voluntarily agreed to waive fees or reimburse certain expenses, if necessary, to keep annual operating expenses at or below the lesser of the maximum allowed by any applicable state expense limitations or the following percentages of each Portfolio's average net assets: SunAmerica Balanced (1.00%); Equity Index (.55%); Equity Income (.95%);"Dogs" of Wall Street (.85%); Aggressive Growth (.90%); Federated Value (1.03%); Utility (1.05%); Emerging Markets (1.90%); Small Company Value (1.40%); International Growth and Income (1.60%); and Real Estate (1.25%). The adviser also may voluntarily waive or reimburse additional amounts to increase a Portfolio's investment return. All waivers and/or reimbursements may be terminated at any time. Furthermore, the adviser may recoup any waivers or reimbursements within two years after such waivers or reimbursements are granted, provided that the Portfolio is able to make such payment and remain in compliance with the foregoing expense limitations.

3. Absent fee waivers or reimbursement of expenses by the adviser, you would have incurred the following expenses during the last fiscal year: Utility (1.24%); Emerging Markets (2.60%); International Growth and Income (2.02%); and Real Estate (1.36%).

4. The Examples assume that no transfer fees were imposed. Although premium taxes may apply in certain states, they are not reflected in the Examples. In addition, the examples do not reflect the fees associated with the optional Income Protector Plus and Max features. SEE SECTION 2, INCOME OPTIONS.

5. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

    AS OF THE DATE OF THIS PROSPECTUS SALES OF THIS CONTRACT HAD NOT BEGUN, THEREFORE NO CONDENSED FINANCIAL INFORMATION APPEARS IN THIS PROSPECTUS.

----------------------------------------------------------------
----------------------------------------------------------------
                      1. THE POLARIS PLUS VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------

We issue Polaris Plus, a group Contract to a Contractholder (usually your employer) for the benefit of the Participants in the group (you and other employees in the group), under Section 403(b) of the IRC. As a Participant in the group, you will receive a certificate that evidences your ownership. When you see the term Contract in this prospectus we are referring to your certificate. In some states we issue a Contract directly to you instead of a certificate. Such contracts are identical to the contracts described in this prospectus, except we issue it to you directly.

An annuity is a contract between you and an insurance company. You are the owner of the contract. The contract provides three main benefits:
     - Tax Deferral: This means that you do not pay taxes on your earnings from the annuity until you withdraw them. For a Qualified Plan such as a TSA taxes on contributions are also deferred until withdrawn.

     - Death Benefit: If you die during the Accumulation Phase, the insurance company pays a death benefit to your Beneficiary.

     - Guaranteed Income: If elected, you receive a stream of income for your lifetime or another available period you select.

We developed this variable annuity to help you contribute to your retirement savings. Your contributions may come from payroll deductions arranged through your employer and/or from direct transfers or direct rollovers from other retirement savings plans.

This annuity works in two stages, the Accumulation Phase and the Income Phase. Your contract is in the Accumulation Phase when you make payments into the contract. The Income Phase begins when you request that we start making income payments to you out of the money accumulated in your Contract.

The contract is called a "variable" annuity because it allows you to invest in Portfolios which like mutual funds vary with market conditions. You can gain or lose money if you invest in these Portfolios. The amount of money you accumulate in your contract depends on the performance of the Portfolios in which you invest. This contract currently offers 26 variable investment Portfolios.

The Contract also offers several fixed account options for varying time periods. Fixed account options earn interest at a rate set and guaranteed by Anchor National. If you allocate money to the fixed account options, the amount of money that accumulates in the Contract depends on the total interest credited to the particular fixed account option(s) in which you are invested.

For more information on investment options available under this contract SEE
SECTION 4, INVESTMENT OPTIONS.

Anchor National Life Insurance Company (Anchor National, The Company, Us, We) issues the Polaris Plus Variable Annuity. When you purchase of a Polaris Plus Variable Annuity, a contract exists between you and Anchor National. The Company is a stock life insurance company organized under the laws of the state of Arizona. Its principal place of business is 1 SunAmerica Center, Los Angeles, California 90067. The Company conducts life insurance and annuity business in the District of Columbia and all states except New York. Anchor National is an indirect, wholly owned subsidiary of SunAmerica Inc., a Maryland corporation.

----------------------------------------------------------------
----------------------------------------------------------------
                               2. INCOME OPTIONS
----------------------------------------------------------------
----------------------------------------------------------------

ANNUITY DATE

During the Income Phase, the money in your contract is used to make regular income payments to you. You may switch to the Income Phase any time after your 2nd contract anniversary, or sooner if the Company waives this two year requirement. You select the month and year in which you want income payments to begin. The first day of that month is the Annuity Date. You may change your Annuity Date, so long as you do so at least seven days before the income payments are scheduled to begin. Once you begin receiving income payments, you cannot change your income option.

Generally, for Qualified contracts, the Annuity Date may be any day after you reach age 59 1/2 or you separate from service. However, income payments must begin by April 1 following the later of, the year in which you turn age 75 or the calendar year in which you retire.

For Non-qualified contracts, income payments must begin on or before your 90th birthday or on your tenth contract anniversary, whichever occurs later. If you do not choose an Annuity Date, your income payments will automatically begin on the latest allowable date. Certain states may require your income payments to start earlier.

Under Section 403(b) of the IRC, an income payment is considered a withdrawal. Therefore, IRC withdrawal restrictions limit the time at which income payments may begin. SEE SECTION 7, ACCESS TO YOUR MONEY. Additionally, the IRC imposes minimum distribution requirements which may impact the time at which you begin taking income payments. SEE SECTION 6, TAXES.

If the Annuity Date is past your 85th birthday, your contract could lose its status as an annuity under Federal tax laws. This may cause you to incur adverse tax consequences.

INCOME OPTIONS

Currently, this contract offers 5 income options. If you elect to receive income payments but do not select an option, your income payments will be made in accordance with option 4 for a period of 10 years. For income payments selected for joint lives, we pay according to option 3.

We base our calculation of income payments on the life of the Annuitant and the annuity rates set forth in your contract. Under a TSA you, as the Participant, are always the Annuitant. UNDER CERTAIN QUALIFIED CONTRACTS THE INCOME OPTION YOU SELECT MAY NOT EXCEED YOUR LIFE EXPECTANCY.

     OPTION 1 - LIFE INCOME ANNUITY

This option provides income payments for the life of the Annuitant. Income payments stop when the Annuitant dies.

     OPTION 2 - JOINT AND SURVIVOR LIFE ANNUITY

This option provides income payments for the life of the Annuitant and for the life of another designated person. Upon the death of either person, we will continue to make income payments during the lifetime of the survivor. Income payments stop whenever the survivor dies.

     OPTION 3 - JOINT AND SURVIVOR LIFE ANNUITY WITH
     10 YEARS GUARANTEED

This option is similar to option 2 above, with an additional guarantee of income payments for at least 10 years. If the Annuitant and the Survivor die before all of the guaranteed income payments have been made, the remaining payments are made to the Beneficiary under your contract.

     OPTION 4 - LIFE ANNUITY WITH 10, 15 OR 20 YEARS GUARANTEED

This option is similar to option 1 above. In addition, this option provides a guarantee that income payments will be made for at least 10 or 20 years. You select the number of years. If the Annuitant dies before all guaranteed income payments are made, the remaining income payments go to the Beneficiary under your contract.

     OPTION 5 - INCOME FOR A SPECIFIED PERIOD

This option provides annuity income payments for a period ranging from 5 to 30 years. If the Annuitant dies before all of the guaranteed income payments are made, the remaining income payments will be made to the Beneficiary for the rest of the selected number of years.

FIXED OR VARIABLE INCOME PAYMENTS

You can choose income payments that are fixed, variable or both. If at the date when income payments begin you are invested in the variable Portfolios only, your income payments will be variable. If your money is only in fixed accounts at that time, your income payments will be fixed in amount. Further, if you are invested in both fixed and variable investment options when income payments begin, your payments will be fixed and variable. If income payments are fixed, Anchor National guarantees the amount of each payment. If the income payments are variable the amount is not guaranteed.

INCOME PAYMENTS

Your income payments will vary if you are invested in the variable Portfolios after the Annuity date depending on four things:

     - for life options, your age when payments begin, and;

     - the value of your contract in the variable Portfolios on the Annuity Date, and;

     - the 3.5% assumed investment rate used in the annuity table for the contract, and;

     - the performance of the Portfolios in which you are invested during the time you receive income payments.

If you are invested in both the fixed account options and the variable Portfolios after the Annuity Date, the allocation of funds between the fixed and variable options also impacts the amount of your annuity payments.

We make Income Payments on a monthly, quarterly, semi-annual or annual basis. You instruct us to send you a check or to have the payments directly deposited into your bank account. If state law allows, we distribute annuities with a contract value of $5,000 or less in a lump sum. Also, if the selected income option results in income payments of less than $50 per payment, we may decrease the frequency of the payments, state law allowing.

TRANSFERS DURING THE INCOME PHASE

During the Income Phase, one transfer per month is permitted between the variable Portfolios. No other transfers are allowed during the Income Phase.

DEFERMENT OF PAYMENTS

We may defer making fixed payments for up to six months, or less if required by law. Interest is credited to you during the deferral period.

Please read the Statement of Additional Information ("SAI") for a more detailed discussion of the income options.

THE INCOME PROTECTOR PROGRAM

The Income Protector Program guarantees a minimum lifetime income in the form of periodic payments under one of two income options. The Income Protector Program has three different alternatives: (i) the Income Protector Base; (ii) the Income Protector Plus; and (iii) the Income Protector Max.

If the Income Protector Program is available in your state, the Income Protector Base is a standard feature of all contracts. It does not cost any additional fees and your participation in this benefit is immediate.

The Income Protector Plus and the Income Protector Max alternatives must be elected by you at the time you purchase your contract, or anytime thereafter, but prior to the later of (a) your 83rd birthday or (b) your third contract anniversary. The annual fee for participation in these alternatives is described below.

If you elect to participate in the Income Protector Plus or the Income Protector Max alternatives at the time you purchase a contract, your enrollment is immediately effective. If you enroll after you purchase a contract, your enrollment will be effective on your next contract anniversary. ONCE ENROLLED, YOU MAY NOT TERMINATE PARTICIPATION IN THE INCOME PROTECTOR PLUS OR INCOME PROTECTOR MAX ALTERNATIVES UNDER THE PROGRAM.

HOW DO WE CALCULATE YOUR GUARANTEED ANNUAL INCOME?

On your Annuity Date, provided you comply with the requirements to utilize the Income Protector Program to annuitize your contract, we calculate the amount of the guaranteed fixed income payments. We apply your Adjusted Income Benefit Base (see definition below) as of that date, to the annuity rates set forth in the Income Protection Program endorsement to your contract for the income option you select.

The annuity rates used to calculate income payments under the Income Protector Program may be lower than the annuity rates otherwise used when calculating income payments under the contract. However, we compare (1) the income payments you would receive based on your Adjusted Income Benefit Base under the Income Protector Program to (2) the income payments you would otherwise receive using your actual contract value and the same income option. You will receive the higher of the two payments.

INCOME OPTIONS

The following income options are available if you annuitize under the Income Protector Program:

     - Life Annuity with 10 year period certain payout; or

     - Joint and Survivor Annuity with 20 year period certain payout.

UNDERSTANDING IMPORTANT TERMS ABOUT THE INCOME PROTECTOR PLAN

The following terms will help you understand how we determine the stream of fixed income payments you would receive under the Income Protector Program:

INCOME BENEFIT BASE

Your Beginning Income Benefit Base is equal to either:

     - your contract value at the time your participation in the Income Protector Program is effective; or

     - your contract value as of the contract anniversary you elect to "step-up" your Income Benefit Base.

The Income Benefit Base fluctuates to take into consideration Purchase Payments, accumulated at the applicable growth rate, and is proportionately reduced by withdrawals from your contract.

At any point in time your Income Benefit Base is equal to (a) plus (b) minus (c) where:

     (a) is the Income Benefit Base on your prior contract anniversary, accumulated at the applicable growth rate (or your Beginning Income Benefit Base for the first contract anniversary following enrollment in the program or a "step-up" in the Income Benefit Base);

     (b) is the sum of all Purchase Payments made into the contract, accumulated at the applicable growth rate, since the prior contract anniversary; and

     (c) is the Total Reductions calculated as of the prior contract anniversary, accumulated at the applicable growth rate.

Total Reductions are equal to the Income Benefit Base just prior to a withdrawal, multiplied by the percentage reduction in contract value resulting from such withdrawal (which includes all fees and charges applicable to such withdrawal).

INCOME BENEFIT DATE

The Income Benefit Date is the valuation date you select to determine the fixed income payments under the Income Protector Program. The Income Benefit Date must be:

     - at least seven years after either (i) your participation in the Income Protector Program is effective or (ii) the contract anniversary your most recent "step-up" in Income Benefit Base value was effective; and

     - a contract anniversary.

The Annuity Date you select to begin receiving income payments must be within 30 days after the Income Benefit Date.

ADJUSTED INCOME BENEFIT BASE

Your Adjusted Income Benefit Base is your Income Benefit Base as of your Income Benefit Date, reduced by:

     (a) any Partial Withdrawals (including any charges or fees associated with such withdrawals) since the Income Benefit Date; and

     (b) any Withdrawal charges otherwise applicable to amounts in your contract, calculated as if you fully surrendered your contract as of the Income Benefit Date; and

     (c) any applicable premium taxes.

STEP-UP OF INCOME BENEFIT BASE

If you enroll in the Income Protector Plus or Income Protector Max alternatives, you may elect to "step-up" the value of your Income Benefit Base to your then current contract value on any contract anniversary prior to the later of (a) your 83rd birthday or (b) your third contract anniversary. To step-up your Income Benefit Base, you must complete the necessary paperwork and submit it to the Company during the 30-day period preceding your contract anniversary. When you step up to the current contract value, the seven year waiting period before you can annuitize your contract automatically begins again.

GROWTH RATES

The Growth Rates set forth below apply to each respective Income Protector alternative until your 90th birthday, at which time the Growth Rate equals 0% for all subsequent years:

----------------------------------------------------
  The Income Protector Alternatives     Growth Rate
----------------------------------------------------
        Income Protector Base             0%
----------------------------------------------------
        Income Protector Plus            3.25%
----------------------------------------------------
        Income Protector Max             6.50%
----------------------------------------------------

FEES ASSOCIATED WITH THE INCOME PROTECTOR PROGRAM

There are no fees associated with the Income Protector Base alternative. If you elect to participate in the Income Protector Plus or Income Protector Max alternatives, we deduct a fee, as described below, from your contract value on each contract anniversary. Additionally, if you fully surrender your contract prior to your contract anniversary, we will deduct the fee at the time of surrender based on your Income Benefit Base as of the surrender date.

------------------------------------------------------
   The Income Protector    Fee as a percentage of your
       Alternatives            Income Benefit Base
------------------------------------------------------
  Income Protector Base                0%
------------------------------------------------------
  Income Protector Plus               .15%
------------------------------------------------------
   Income Protector Max               .30%
------------------------------------------------------

The Income Protector Program is not available in all states. We reserve the right to modify, suspend or terminate the program at any time but as to future sales only.

THE INCOME PROTECTOR PROGRAM DOES NOT GUARANTEE ANY RETURN OF PRINCIPAL OR PURCHASE PAYMENTS AND DOES NOT GUARANTEE PERFORMANCE OF ANY INVESTMENT OPTIONS. THE BENEFITS ASSOCIATED WITH THE INCOME PROTECTOR PROGRAM ARE AVAILABLE ONLY UPON ANNUITIZATION UNDER YOUR CONTRACT AND IN ACCORDANCE WITH THE PROVISIONS SET FORTH ABOVE.

ANNUITIZING USING THE INCOME PROTECTOR PROGRAM MAY OR MAY NOT RESULT IN THE MOST FAVORABLE STREAM OF INCOME PAYMENTS UNDER YOUR CONTRACT. YOU SHOULD CONSIDER ALL OF YOUR OPTIONS AT THE TIME YOU BEGIN THE INCOME PHASE OF YOUR CONTRACT.

----------------------------------------------------------------
----------------------------------------------------------------
                 3. PURCHASING A POLARIS PLUS VARIABLE ANNUITY
----------------------------------------------------------------
----------------------------------------------------------------

A Purchase Payment is the money you give us to buy a contract. Any additional money you give us to invest in your contract after purchase is a subsequent Purchase Payment. You make payments into your contract in two ways:

- salary reduction contributions, arranged through your employer; and/or

- direct transfer or direct rollover from an existing retirement plans.

If you enter into a salary reduction agreement with your employer to make Purchase Payments, there is no minimum initial payment. If you do not establish such a salary reduction agreement, and only contribute through direct transfer or direct rollover, the minimum initial Purchase Payment is $2,000.

You must have prior Company approval before we can accept Purchase Payments greater than $1,000,000. We may refuse any Purchase Payment.

In general, for Qualified contracts we will not issue you a contract if you are age 70 1/2 or older, unless you certify that the minimum distributions required by the IRS are being made.
ALLOCATION OF PURCHASE PAYMENTS

We invest your Purchase Payments in the fixed and variable investment options according to your instructions. If we receive a Purchase Payment without allocation instructions, we will invest the money according to your last allocation instructions. SEE SECTION 4, INVESTMENTS OPTIONS.

In order to issue your contract, we must receive your completed application, Purchase Payment, allocation instructions and any other required paper work at our principal place of business. We allocate your initial purchase payment within two days of receiving it. If we do not have the complete information necessary to issue your contract, we will contact you. If we do not have the information necessary to issue your contract within 5 business days we will:

     - Send your money back to you, or;

     - Ask your permission to keep your money until we get the information necessary to issue the contract.

ACCUMULATION UNITS

The value of the variable portion of your contract will go up and down dependent on the investment performance of the Portfolios you choose. To calculate the value of your contract, we use a measure called an Accumulation Unit.

We calculate the value of an Accumulation Unit each day that the New York Stock Exchange ("NYSE") is open, as follows:

     1. We determine the total value of money invested in a particular
        Portfolio;

     2. We subtract from that amount all applicable contract charges; and

     3. We divide this amount by the number of outstanding Accumulation Units.

When you make a Purchase Payment, we credit your contract with Accumulation Units. We determine the number of Accumulation Units credited by dividing the Purchase Payment by the Accumulation Unit value for the specific Portfolio.

     EXAMPLE:

     We receive a $25,000 Purchase Payment from you on Wednesday. You allocate the money to the Global Bond Portfolio. We determine that the value of an Accumulation Unit for the Global Bond Portfolio is $11.10 when the NYSE closes on Wednesday. We then divide $25,000 by $11.10 and credit your contract on Wednesday night with 2252.25 Accumulation Units for the Global Bond Portfolio.

Performance of the Portfolios in which you are invested and the charges and expenses under your contract affect your

Accumulation Unit values. These factors may cause the value of your contract to go up or down.

FREE LOOK

You may cancel your contract within ten days after receiving it (or longer if required by state law). We call this a "free look." To cancel, you must mail the contract along with your free look request to our Annuity Service Center at P.O. Box 54299, Los Angeles, California 90054-0299. We will refund to you the value of your contract on the day we receive your request. The amount refunded to you may be more or less than the amount you originally invested.

Certain states (and all contracts issued as IRAs) require us to return your Purchase Payments upon a free look request. With respect to those contracts, we reserve the right to put your money in the Cash Management Portfolio or the 1-year fixed account option during the free look period. If you cancel your contract during the free look period, we return your Purchase Payments or the value of your contract, whichever is larger. At the end of the free look period, we reallocate your money according to your instructions.

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                             4. INVESTMENT OPTIONS
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----------------------------------------------------------------

VARIABLE PORTFOLIOS

The contract currently offers 26 variable investment Portfolios. These Portfolios invest in shares of the Anchor Series Trust and the SunAmerica Series Trust (the "Trusts"). Additional Portfolios may be available in the future. These Portfolios operate similarly to a mutual fund but are only available through the purchase of certain insurance contracts.

SunAmerica Asset Management Corp., an indirect wholly owned subsidiary of SunAmerica Inc., is the investment adviser to the Trusts. The Trusts serve as the underlying investment vehicles for other variable annuity contracts issued by Anchor National Life Insurance Company, and other affiliated/unaffiliated insurance companies. Neither Anchor National nor the Trusts believe that offering shares of the Trusts in this manner is disadvantageous to you. The fund's management monitors the Trusts for any conflicts between contract owners.

The Portfolios along with their respective subadvisers are listed below:

     ANCHOR SERIES TRUST

Wellington Management Company, LLP serves as subadviser to the Anchor Series Trust Portfolios. Anchor Series Trust has Portfolios in addition to those listed below which are not available for investment under the contract. The 3 available Portfolios are:

  MANAGED BY WELLINGTON MANAGEMENT COMPANY, LLP

       - Capital Appreciation Portfolio
       - Growth Portfolio
       - Government and Quality Bond Portfolio

     SUNAMERICA SERIES TRUST

Various subadvisers provide investment advice for the SunAmerica Series Trust Portfolios. The 23 Portfolios and the subadvisers are:

  MANAGED BY ALLIANCE CAPITAL MANAGEMENT L.P.

       - Global Equities Portfolio
       - Alliance Growth Portfolio
       - Growth-Income Portfolio

  MANAGED BY DAVIS SELECTED ADVISERS, L.P.

       - Venture Value Portfolio
       - Real Estate Portfolio

  MANAGED BY FEDERATED INVESTORS

       - Federated Value Portfolio
       - Utility Portfolio
       - Corporate Bond Portfolio

  MANAGED BY FIRST AMERICAN ASSET MANAGEMENT

       - Equity Income Portfolio
       - Equity Index Portfolio
       - Small Company Value Portfolio

  MANAGED BY GOLDMAN SACHS ASSET MANAGEMENT/GOLDMAN
  SACHS ASSET MANAGEMENT INTERNATIONAL

       - Asset Allocation Portfolio
       - Global Bond Portfolio

  MANAGED BY MORGAN STANLEY ASSET MANAGEMENT INC.

       - International Diversified Equities Portfolio
       - Worldwide High Income Portfolio

  MANAGED BY PUTNAM INVESTMENT MANAGEMENT

       - Putnam Growth Portfolio
       - International Growth and Income Portfolio
       - Emerging Markets Portfolio

  MANAGED BY SUNAMERICA ASSET MANAGEMENT, INC.

       - Aggressive Growth Portfolio
       - "Dogs" of Wall Street Portfolio
       - SunAmerica Balanced Portfolio
       - High-Yield Bond Portfolio
       - Cash Management Portfolio

YOU SHOULD READ THE PROSPECTUSES FOR THE TRUSTS CAREFULLY. THESE PROSPECTUSES CONTAIN DETAILED INFORMATION ABOUT THE PORTFOLIOS, INCLUDING EACH PORTFOLIO'S INVESTMENT OBJECTIVE AND RISK FACTORS.

FIXED ACCOUNT OPTIONS

The contract also offers fixed account options; the 1, 3 and 5 year fixed market value adjustment ("MVA") fixed account options and the 6-month and 1-year Dollar Cost Averaging ("DCA") fixed accounts. Funds invested in the fixed account options are invested in Anchor National's general account. SEE SECTION 10, OTHER INFORMATION.

The fixed account options are not registered under the Securities Act of 1933 and are not subject to other provisions of the Investment Company Act of 1940. The SEC does not review the information we provide about the fixed account options.

All fixed account options pay interest at rates set and guaranteed by Anchor National. Interest rates may differ from time to time and are set at Anchor National's sole discretion. We declare interest rates on a calendar year basis. We will never credit less than a 3% annual effective rate to any of the fixed account options.

The DCA fixed accounts are available solely for use with the Dollar Cost Averaging Program ("DCA"). The DCA fixed accounts only accept money from direct transfers or direct rollovers from existing retirement accounts. You cannot transfer money already in your contract into these accounts. Like the other fixed account options, Anchor National credits fixed annual interest rates to these accounts. The interest rates credited to the DCA fixed accounts may differ from one and other, as well as from those offered on the MVA fixed accounts.

See your Contract for details relating to the fixed account options.

MARKET VALUE ADJUSTMENT ("MVA")

If you take money out of the 1, 3, or 5 year MVA fixed account options before the end of the period for which an interest rate is guaranteed, we may make an adjustment to your contract. We call this a market value adjustment or "MVA". This market value adjustment reflects any difference in the interest rates between the time you originally place your money in the fixed account option and the time when you withdraw or transfer that money. This adjustment can increase or decrease your contract value. However, the market value adjustment will never result in your earning less than a 3% annual effective rate.

Generally, if interest rates drop between the time you put your money into the fixed account options and the time you take it out, we credit a positive adjustment to your contract. Conversely, if interest rates increase during the same period, we post a negative adjustment to your contract.

Please see your contract for more information on the MVA and how it is calculated.

TRANSFERS DURING THE ACCUMULATION PHASE

During the Accumulation Phase you may transfer funds between the variable Portfolios and/or the fixed account options. Funds already in your contract cannot be transferred into the DCA fixed accounts. You must transfer at least $100 and at least $100 must remain in any Portfolio after a transfer.

You may request transfers of your account value between the variable Portfolios and/or the fixed account options in writing or by telephone. We currently allow 15 free transfers per contract year. We charge $25 ($10 in Pennsylvania and Texas) for each additional transfer in any contract year. Transfers resulting from your participation in the DCA program count against your 15 free transfers per contract year. However, transfers resulting from your participation in the Automatic Asset Rebalancing program do not count against your 15 free transfers.

We accept transfer requests by telephone unless you tell us not to on your contract application. Additionally, in the future you may be able to execute transfers or other financial transactions over the internet.

When receiving instructions over the telephone, we follow appropriate procedures to provide reasonable assurance that the transactions executed are genuine. Thus, we are not responsible for any claim, loss or expense from any error resulting from instructions received over the telephone.

Upon implementation of internet account transfers we will have appropriate procedures in place to provide reasonable assurance that the transactions executed are genuine. Thus, we would not be responsible for any claim, loss or expense from any error resulting from instructions received over the internet. If we fail to follow our procedures, we may be liable for any losses due to unauthorized or fraudulent instructions.

We can limit the number of transfers in any contract year for all existing and new owners. We can also limit the number of transfers in any contract year or refuse any transfer request for you or others invested in the contract if we believe that:

     - Excessive trading or a specific transfer request or group transfer requests may have a detrimental effect on unit values or the share prices of the underlying Portfolios; or

     - The underlying Portfolios inform us that they need to restrict the purchase or redemption of the shares because of excessive trading or because a specific transfer or group of transfers is deemed to have a detrimental effect on share prices of affected underlying Portfolios.

Where permitted by law, we may accept your authorization for a third party to make transfers for you subject to our rules. We reserve the right to suspend or cancel such acceptance at any time and will notify you accordingly. Additionally we may restrict the investment options available for transfers during any period in which such third party acts for you. We notify such third party beforehand regarding any restrictions. However, we will not enforce these restrictions if we are satisfied that:

     - such third party has been appointed by a court of competent jurisdiction to act on your behalf; or

     - such third party is a trustee/fiduciary for you or appointed by you to act on your behalf for all your financial affairs.

We may provide administrative or other support services to independent third parties you authorize to make transfers on your behalf. We do not currently charge you extra for providing these support services. This includes, but is not limited to, transfers between investment options in accordance with market timing strategies. Such independent third parties may or may not be appointed with us for the sale of annuities. However, WE DO NOT ENGAGE ANY THIRD PARTIES TO OFFER INVESTMENT ALLOCATION SERVICES OF ANY TYPE. WE TAKE NO RESPONSIBILITY FOR THE INVESTMENT ALLOCATION AND TRANSFERS TRANSACTED ON YOUR BEHALF BY SUCH THIRD PARTIES OR FOR ANY INVESTMENT ALLOCATION RECOMMENDATIONS MADE BY SUCH PARTIES.

For information regarding transfers during the Income Phase, see SECTION 2, INCOME OPTIONS.

We reserve the right to modify, suspend, waive or terminate these transfer provisions at any time.

DOLLAR COST AVERAGING

The Dollar Cost Averaging ("DCA") program allows you to invest gradually in the variable Portfolios. Under the program you systematically transfer a set dollar amount or percentage of Portfolio value from one variable Portfolio or the 1-year fixed account option (source accounts) to any other variable Portfolio(s). Transfers may be monthly or quarterly. You may change the frequency at any time by notifying us in writing. The minimum transfer amount under the DCA program is $100, regardless of the source account.

We also offer a 6-month and a 1-year DCA fixed account exclusively to facilitate this program. If you allocate a Purchase Payment into a DCA fixed account, we transfer all your money allocated to that account into the variable Portfolios over the selected 6-month or 1-year period. You cannot change the option or the frequency of transfers once selected.

Any single allocation of funds placed into the 6-month DCA fixed account must be $600.00 or larger. We transfer all of your money out of the 6-month DCA fixed account to the variable portfolio you select by the end of the six month period.

Transfers out of the 1-year DCA fixed account must be made quarterly or monthly. If you select monthly transfers the minimum amount you must place in the account is $1,200. If you select quarterly transfers the minimum amount you must place in the account is $400. The amount of each transfer from the 1-year DCA fixed account equals the total amount of money allocated to the account divided by the frequency of transfers selected.

You may terminate your DCA program at any time. If money remains in the DCA fixed accounts, we transfer the remaining money to the 1-year fixed account option, unless we receive different instructions from you. Transfers resulting from a termination of this program do not count towards your 15 free transfers.

The DCA program is designed to lessen the impact of market fluctuations on your investment. However, we cannot ensure that you will make a profit. When you elect the DCA Program, you are continuously investing in securities regardless of fluctuating price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want to gradually move $750 each quarter from the Cash Management Portfolio to the Aggressive Growth Portfolio over six quarters. You set up dollar cost averaging and purchase Accumulation Units at the following values:

-------------------------------------------
                ACCUMULATION      UNITS
   QUARTER          UNIT        PURCHASED
-------------------------------------------
      1            $ 7.50          100
      2            $ 5.00          150
      3            $10.00          75
      4            $ 7.50          100
      5            $ 5.00          150
      6            $ 7.50          100
-------------------------------------------

     You paid an average price of only $6.67 per Accumulation Unit over six quarters, while the average market price actually was $7.08. By investing an equal amount of money each month, you automatically buy more Accumulation Units when the market price is low and fewer Accumulation Units when the market price is high. This example is for illustrative purposes only.

ASSET ALLOCATION REBALANCING

Earnings in your contract may cause the percentage of your investment in each investment option to differ from your original allocations. The Automatic Asset Rebalancing program addresses this situation. At your election, we periodically rebalance your investments to return your allocations to their original percentages. You request quarterly, semi annual or annual rebalancing.

We reserve the right to modify, suspend or terminate this program at any time.

     EXAMPLE:

     Assume that you want your initial Purchase Payment split between two Portfolios. You want 50% in the Corporate Bond Portfolio and 50% in the Growth Portfolio. Over the next calendar quarter, the bond market does very well while the stock market performs poorly. At the end of the calendar quarter, the Corporate Bond Portfolio now represents 60% of your holdings because it has increased in value and the Growth Portfolio represents 40% of your holdings. If you had chosen quarterly rebalancing, on the last day of that quarter, we would sell some of your units in the Corporate Bond Portfolio to bring its holdings back to 50% and use the money to buy more units in the Growth Portfolio to increase those holdings to 50%.

VOTING RIGHTS

Anchor National is the legal owner of the Trusts' shares. However, when a Portfolio solicits proxies in conjunction with a vote of shareholders, we must obtain your instructions on how to vote those shares. We vote all of the shares we own in proportion to your instructions. This includes any shares we own on our own behalf. Should we determine that we are no longer required to comply with these rules, we will vote the shares in our own right.

SUBSTITUTION

If Portfolios become unavailable for investment, we may be required to substitute shares of another Portfolio. We will seek prior approval of the SEC and give you notice before substituting shares.

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                                  5. EXPENSES
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----------------------------------------------------------------

There are charges and expenses associated with your contract. These charges and expenses reduce your investment return. We will not increase these fees and charges under your contract. Some states may require that we charge less than the amounts described below.

INSURANCE CHARGES

The amount of the insurance charge is 1.25% annually of the value of your contract invested in the variable Portfolios. We deduct this charge daily.

The insurance charge compensates us for the mortality and expense risks and the costs of contract distribution assumed by Anchor National.

If these charges do not cover all of our expenses, we will pay the difference. Likewise, if these charges exceed our expenses, we will keep the difference.

WITHDRAWAL CHARGES

We apply a withdrawal charge against each Purchase Payment you put into the contract. The withdrawal charge equals a percentage of the Purchase Payment you take out of the contract. The withdrawal charge percentage declines over time for each Purchase Payment in the contract. The applicable withdrawal charge schedule depends on your employment status at the time your contract is issued.

RETIRED OR SEPARATED FROM SERVICE AT CONTRACT ISSUE
(SCHEDULE A)

----------------------------------------------------------------
               Year                  1    2    3    4    5    6
----------------------------------------------------------------
        WITHDRAWAL CHARGE           6%   6%   5%   5%   4%   0%
----------------------------------------------------------------

EMPLOYED AT CONTRACT ISSUE
(SCHEDULE B)

----------------------------------------------------------------
            Year                1    2    3    4    5    6    7
----------------------------------------------------------------
      WITHDRAWAL CHARGE        6%   6%   5%   5%   4%   4%   0%
----------------------------------------------------------------

When calculating the withdrawal charge, we treat withdrawals as coming first from the Purchase Payments that have been in your contract the longest. However, for tax purposes, your withdrawals are considered earnings first, then Purchase Payments.

Whenever possible, we deduct the withdrawal charge from the money remaining in your contract. If you withdraw all of your contract value, we deduct any applicable withdrawal charge from the amount withdrawn.

We calculate charges due on a total withdrawal on the day after we receive your request and your contract. We return your contract value less any applicable fees and charges. However, you will not receive the benefit of any available free withdrawal amounts if you make a complete withdrawal of your contract.

EXCEPTIONS TO WITHDRAWAL CHARGE

A withdrawal charge is not applicable to withdrawals requested in the following situations:

     - Annuitization (except if under Income Protector Program) SEE SECTION 2, ANNUITY INCOME OPTIONS
     - Death Benefits SEE SECTION 9, DEATH BENEFIT;
     - After your 10th contract anniversary;
     - If you are subject to withdrawal charge Schedule A, 15% of your Purchase Payments each year;
     - Disability;
     - Hardship;
     - Normal retirement;
     - Separation from service.

Withdrawals made prior to age 59 1/2 may result in tax penalties. SEE SECTION 6, TAXES.

INVESTMENT CHARGES

Charges are deducted from your variable portfolios for the advisory and other expenses of the Portfolios. THE FEE TABLES LOCATED AT Page 3 illustrate these charges and expenses. For more detailed information on these investment charges, refer to the prospectuses for the Trusts, enclosed or attached.

TRANSFER FEE

We currently permit 15 free transfers between investment options, every year. We charge you $25 for each transfer over 15 in any one year ($10 in Pennsylvania and Texas). SEE SECTION 4, INVESTMENT OPTIONS.

PREMIUM TAX

Certain states charge the Company a tax on the premiums you pay into the contract. We deduct from your contract these premium tax charges. Currently we deduct the charge for premium taxes when you make a full withdrawal or annuitize the contract. In the future, we may assess this deduction at the time you put Purchase Payment(s) into the contract or upon payment of a death benefit.

APPENDIX B provides more information about premium taxes.

INCOME TAXES

We do not currently deduct income taxes from your contract. We reserve the right to do so in the future.

REDUCTION OR ELIMINATION OF CHARGES AND EXPENSES, AND ADDITIONAL AMOUNTS
CREDITED

Sometimes sales of the contracts to groups of similarly situated individuals may lower our administrative and/or sales expenses. We reserve the right to reduce or waive certain charges and expenses when this type of sale occurs. In addition, we may also credit additional interest to policies sold to such groups. We determine which groups are eligible for such treatment. Some of the criteria we evaluate to make a determination are: size of the group; amount of expected Purchase Payments; relationship existing between us and prospective purchaser; nature of the purchase; length of time a group of contracts is expected to remain active; purpose of the purchase and whether that purpose increases the likelihood that our expenses will be reduced; and/or any other factors that we believe indicate that administrative and/or sales expenses may be reduced.

Anchor National may make a similar determination regarding sales to its employees, its affiliates' employees and employees of currently contracted broker-dealers; its registered representatives and immediate family members of all of those described.

We reserve the right to change or modify any such determination or the treatment applied to a particular group, at any time.

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                                    6. TAXES
----------------------------------------------------------------
----------------------------------------------------------------

NOTE: WE PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT TAX ADVICE. WE CAUTION YOU TO SEEK COMPETENT TAX ADVICE ABOUT YOUR OWN CIRCUMSTANCES. WE DO NOT GUARANTEE THE TAX STATUS OF YOUR ANNUITY. TAX LAWS CONSTANTLY CHANGE, THEREFORE WE CAN NOT GUARANTEE THAT THE INFORMATION CONTAINED HEREIN IS COMPLETE AND/OR ACCURATE.

ANNUITY CONTRACTS IN GENERAL

If you purchase your contract under a pension plan, a specially sponsored employer program or as an individual retirement account, your contract is referred to as a Qualified contract. Examples of Qualified plans are: IRAs, TSAs, H.R. 10 Plans (referred to as Keogh Plans) as well as pension and profit sharing plans, including 401(k) plans. Typically you have not paid any tax on the Purchase Payments used to buy your contract and therefore, you have no cost basis in your contract.

The IRC provides for special rules regarding the tax treatment of annuity contracts. Generally, taxes on the earnings in your annuity contract are deferred until you take the money out. Different rules apply depending on how you take the money out and whether your contract is Qualified or Non-qualified. If you do not purchase your contract under a pension plan, a specially sponsored employer program or an individual retirement account, your contract is referred to as a Non-qualified contract. A Non-qualified contract receives different tax treatment than a Qualified contract. In general, your cost basis in a Non-qualified contract is equal to the Purchase Payments you put into the contract. You have already been taxed on the cost basis in your contract.

TAX TREATMENT OF DISTRIBUTIONS -
QUALIFIED CONTRACTS

Generally, you have not paid any taxes on the Purchase Payments used to buy a Qualified contract. Any amount of money you take out as a withdrawal or as income payments is taxable income. The IRC further provides for a 10% penalty tax on any withdrawal or income payment paid to you other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and your Beneficiary; (5) to the extent such withdrawals do not exceed limitations set by the IRC for amounts paid during the taxable year for medical care; (6) to fund higher education expenses (as defined in IRC); (7) to fund certain first-time home purchase expenses; and, except in the case of an IRA; (8) when you separate from service after attaining age 55; and (9) when paid to an alternate payee pursuant to a qualified domestic relations order.

SECTION 403(b) PLANS

Section 403(b) of the IRC permits the purchase of TSA by public schools and certain charitable, educational and scientific organizations described in
Section 501(c)(3) of the IRC. A qualifying Employer may make contributions to the Contract for the benefit of an employee who is a Participant, and/or the Participant may enter into a salary reduction agreement with the Participant's Employer authorizing the Employer to contribute a percentage of the Participant's salary to the Section 403(b) contract. All contributions made to a
Section 403(b) contract are subject to the limitations described in IRC Sections 402(g) regarding elective deferral amounts, 403(b)(2) regarding the maximum exclusion allowance, and 415(a)(2) and 415(c) regarding the limitations on annual additions. Most contributions to a 403(b) contract are not includible in the Participant's gross income until the Participant receives distributions from the Contract.

A Participant who makes a withdrawal from a Section 403(b) contract must declare that amount in current income. Therefore it is taxed at ordinary income tax rates. In addition, Section 403(b)(11) of the IRC requires that salary reduction contributions made, and/or earnings credited on any salary reduction contributions after December 31, 1988, may not be withdrawn from the Participant's Section 403(b) contract prior to an "eligible event", such as the Participant having (1) attained age 59 1/2, (2) separated from service, (3) become disabled (as defined by the IRC), (4) died or (5) incurred a hardship (as defined by the IRC). Hardship withdrawals may not include any earnings credited after December 31, 1988 attributable to salary reduction contributions. The Internal Revenue Service has decided in Revenue Ruling 90-24 that amounts may be transferred between Section 403(b) investment vehicles as long as the transferred funds retain withdrawal restrictions at least as restrictive as that of the transferring investment vehicle. Such transferred amounts are considered withdrawals under the Contract and will be subject to withdrawal charges, if applicable. (See Section 5, EXPENSES for more complete information).

Section 403(b)(8) of the IRC permits tax-free rollovers from Section 403(b) contracts to IRAs or other Section 403(b) contracts under certain circumstances. Qualified distributions eligible for rollover treatment may be subject to a 20% federal tax withholding depending on whether or not the distribution is paid directly to an eligible retirement plan.

The IRC sets forth additional restrictions governing Section 403(b) contracts on such items as transferability, distributions, nondiscrimination and withdrawals. Competent tax advice should be obtained as to the tax treatment and suitability of purchasing a Contract.

TAX TREATMENT OF DISTRIBUTIONS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from a Non-qualified contract, the IRC treats such a withdrawal as first coming from the earnings and then as coming from your Purchase Payments. For annuity payments, any portion of each payment that is considered a return of your Purchase Payment will not be taxed. Withdrawn earnings are treated as income to you and are taxable. The IRC provides for a 10% tax penalty on any earnings that are withdrawn other than in conjunction with the following circumstances: (1) after reaching age 59 1/2; (2) when paid to your Beneficiary after you die; (3) after you become disabled (as defined in the IRC); (4) in a series of substantially equal installments made for your life or for the joint lives of you and you Beneficiary; (5) under an immediate annuity; or (6) which come from Purchase Payments made prior to August 14, 1982.

MINIMUM DISTRIBUTIONS

If your Contract is issued under a Section 403(b) or other Qualified Plan, distributions must begin by April 1 of the calendar year following the later of
(1) the calendar year in which the Participant attains age 70 1/2 or (2) the calendar year in which the Participant retires.

DIVERSIFICATION

The IRC imposes certain diversification requirements on the underlying investments for a variable annuity. We believe that each underlying Portfolios' management monitors the variable Portfolios so as to comply with these requirements. To be treated as a variable annuity for tax purposes, the underlying investments must meet these requirements.

The diversification regulations do not provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Anchor National, would be considered the owner of the shares of the Portfolios. It is unknown to what extent owners are permitted to select investments, to make transfers among Portfolios or the number and type of Portfolios owners may select from. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean you, as the owner of the contract, could be treated as an owner of the underlying variable investment Portfolios.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

----------------------------------------------------------------
----------------------------------------------------------------
                            7. ACCESS TO YOUR MONEY
----------------------------------------------------------------
----------------------------------------------------------------

You can access money in your contract in three ways:

     - by receiving income payments during the Income Phase, SEE SECTION 2, INCOME OPTIONS; or

     - by taking a loan in accordance with the provisions of your Plan and/or this Contract; or

     - subject to the restrictions described below, by making a partial or total withdrawal.

We may be required to suspend or postpone the payment of a withdrawal for any period of time when: (1) the NYSE is closed (other than a customary weekend and holiday closings); (2) trading with the NYSE is restricted; (3) an emergency exists such that disposal of or determination of the value of shares of the Portfolios is not reasonably practicable; (4) the SEC, by order, so permits for the protection of contract owners.

Additionally, we reserve the right to defer payments for a withdrawal from a fixed account option. Such deferrals are limited to no longer than six months.

We may deduct a withdrawal charge applicable to any total or partial withdrawal, and a market value adjustment if a total or partial withdrawal comes from the 1, 3 or 5 year MVA fixed account unless the withdrawal qualifies as a withdrawal charge exception. SECTION 4, INVESTMENT OPTIONS AND SECTION 5, EXPENSES.

Under most circumstances, the partial withdrawal minimum is $1,000. We require that the value left in any investment option after the withdrawal be at least $100. You must send a written withdrawal request. Unless you provide us with different instructions, partial withdrawals will be made pro rata from each variable Portfolio and each fixed account option in which you are invested.

WITHDRAWAL RESTRICTIONS

Withdrawals under Section 403(b) Contracts are subject to the limitations under
Section 403(b)(11) of the IRC and any applicable Plan document. Section 403(b) provides that salary reduction contributions deposited and earnings credited on any salary reduction contributions after December 31, 1988 may only be withdrawn upon (1) death; (2) disability; (3) reaching age 59 1/2; (4) separation from service; or (5) occurrence of a hardship. Amounts accumulated in one Section 403(b)(1) Contract may be transferred to another Section 403(b)(1) Contract or
Section 403(b)(7) custodial account without a penalty under the IRC. Amounts accumulated in a Section 403(b)(7) custodial account and deposited in a contract, will be subject to the same withdrawal restrictions as are applicable to post-1988 salary reduction contributions. For more information on these provisions see SECTION 6, TAXES.

If your Plan is subject to Title I of ERISA your withdrawal request must be authorized by the Contractholder on your behalf. All withdrawal requests will require the Contractholder's written authorization and written documentation specifying the portion of your contract value which is available for distribution to you.

If your Plan is not subject to Title I of ERISA, you must certify to Anchor National that, one of the events listed in the IRC has occurred (and provide supporting information, if requested) and that Anchor National may rely on such representation in granting such a withdrawal request. The above does not apply to transfers to other Qualified investment alternatives. See SECTION 6, TAXES. You should consult your tax adviser as well as review the provisions of any applicable Plan before requesting a withdrawal.

In addition to the restrictions noted above, a Plan may contain additional withdrawal or transfer restrictions.

Early withdrawals, as defined under Section 72(q) and 72(t) of the IRC, may be subject to 10% penalty tax.

SYSTEMATIC WITHDRAWAL PROGRAM

If you elect and the terms of your TSA allow, we use money in your contract to pay you monthly, quarterly, semiannual or annual payments during the Accumulation Phase. Electronic transfer of these funds to your bank account is also available. However, any such payments you elect to receive are subject to all applicable withdrawal charges, market value adjustments, income taxes, tax penalties and other withdrawal restrictions affecting your contract. The minimum amount of each withdrawal is $50. There must be a least $500 remaining in your contract at all times. Withdrawals may be taxable and a 10% IRS tax penalty may apply if you are under age 59 1/2. There is no additional charge for participating in this program.

The program is not available to everyone. Please check with our Annuity Service Center, which can provide the necessary enrollment forms. We reserve the right to modify, suspend or terminate this program at any time.

WITHDRAWAL CHARGES, MARKET VALUE ADJUSTMENTS, INCOME TAXES, TAX PENALTIES AND CERTAIN WITHDRAWAL RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE, INCLUDING SYSTEMATIC WITHDRAWALS.

LOANS

If your Plan permits, you may take a loan from your Contract during the Accumulation Period. You may apply for a loan under the contract by completing a loan application available from Anchor National. Loans are secured by a portion of your Contract value. Under certain Contracts, we may charge a one-time fee of up to $75 to set up a loan. More information about loans, including interest rates, restrictions, and applicable fees and charges is available in the Certificates, Endorsements and the Loan Agreements as well as from Anchor National's Annuity Service Center.

MINIMUM CONTRACT VALUE

Where permitted by state law, we may terminate your contract if both of the following occur: (1) your contract is less than $500 as a result of withdrawals; and (2) you have not made any Purchase Payments during the past three years. We will provide you with sixty days written notice. At the end of the notice period, we will distribute the contract's remaining value to you.

----------------------------------------------------------------
----------------------------------------------------------------
                                 8. PERFORMANCE
----------------------------------------------------------------
----------------------------------------------------------------

We advertise the Cash Management Portfolio's yield and effective yield. In addition, the other variable Portfolios advertise total return, gross yield and yield-to-maturity. These figures represent past performance of the Portfolios. These performance numbers do not indicate future results.

When we advertise performance for periods prior to the date the contracts were first issued, we derive the figures from the performance of the corresponding Portfolios for the Trusts, if available. We modify these numbers to reflect charges and expenses as if the contract was in existence during the period stated in the advertisement. Figures calculated in this manner do not represent actual historic performance of the particular Portfolio.

Consult the SAI for more detailed information regarding the calculation of performance data. The performance of each Portfolio may also be measured against unmanaged market indices. The indices we use include but are not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, the Russell 1000 Growth Index, the Morgan Stanley Capital International Europe, Australia and Far East Index ("EAFE") and the Morgan Stanley Capital International World Index. We may compare the Portfolios' performance to that of other variable annuities with similar objectives and policies as reported by independent ranking agencies such as Morningstar, Inc., Lipper Analytical Services, Inc. or Variable Annuity Research & Data Service ("VARDS").

Anchor National may also advertise the rating and other information assigned to it by independent industry ratings organizations. Some of those organizations are A.M. Best Company ("A.M. Best"), Moody's Investor's Service ("Moody's"), Standard & Poor's Insurance Rating Services ("S&P"), and Duff & Phelps. A.M. Best's and Moody's ratings reflect their current opinion of our financial strength and performance in comparison to others in the life and health insurance industry. S&P's and Duff & Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurer's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the variable Portfolios.

----------------------------------------------------------------
----------------------------------------------------------------
                                9. DEATH BENEFIT
----------------------------------------------------------------
----------------------------------------------------------------

If you die during the Accumulation Phase of your contract, we pay a death benefit to your Beneficiary. The death benefit equals the greater of:

     1. Total Purchase Payments minus total withdrawals (and any fees and charges applicable to those withdrawals) at the time we receive satisfactory proof of death, or;

     2. Contract Value at the time we receive satisfactory proof of death.

We do not pay the death benefit if you die after you switch to the Income Phase. However, if you die during the Income Phase, your Beneficiary receives any remaining guaranteed income payments in accordance with the Income Option you selected. (SEE SECTION 2, ANNUITY INCOME OPTIONS)

You name your Beneficiary. You may change the Beneficiary at any time, unless you previously made an irrevocable Beneficiary designation. Plans subject to Title 1 of ERISA may impose additional restrictions.

We pay the death benefit when we receive satisfactory proof of death. We consider the following satisfactory proof of death:

     1. a certified copy of the death certificate; or

     2. a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     3. a written statement by a medical doctor who attended the deceased at the time of death; or

     4. any other proof satisfactory to us.

We may require additional proof before we pay the death benefit.

The death benefit payment must begin immediately upon receipt of all necessary documents. In any event, the death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have it payable in the form of an income option. If the Beneficiary elects an income option, it must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payments must begin within one year of your death.

If the Beneficiary is the spouse of the Participant, he or she can elect to continue the Contract at the then current value.

Such a spouse/Beneficiary must select an income option which does not exceed the surviving spouse's life expectancy. Income payments to the surviving spouse must begin at any day prior to the later of:

     - the calendar year following the calendar year in which the Participant died, or;

     - the calendar year in which the Participant would have turned 70 1/2.

----------------------------------------------------------------
----------------------------------------------------------------
                             10. OTHER INFORMATION
----------------------------------------------------------------
----------------------------------------------------------------

Anchor National is a stock life insurance company originally organized under the laws of the state of California in April 1965. On January 1, 1996, Anchor National redomesticated under the laws of the state of Arizona.

Anchor National and its affiliates, SunAmerica Life Insurance Company, First SunAmerica Life Insurance Company, CalAmerica Life Insurance Company, SunAmerica National Life Insurance Company, SunAmerica Asset Management, Imperial Premium Finance, Inc., Resources Trust Company, and five broker-dealers, specialize in retirement savings and investment products and services. Business focuses include, fixed and variable annuities, mutual funds, premium finance, broker-dealer services and trust administration services.

THE SEPARATE ACCOUNT
Anchor National established a separate account, Variable Annuity Account Seven ("Separate Account"), under Arizona law on August 28, 1998. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

Anchor National owns the assets in the Separate Account. However, the assets in the Separate Account are not chargeable with liabilities arising out of any other business conducted by Anchor National. Income gains and losses (realized and unrealized) resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Anchor National.

THE GENERAL ACCOUNT

Money allocated to the fixed account options goes into Anchor National's general account. The general account consists of all of Anchor National's assets other than assets attributable to a separate account. All of the assets in the general account are chargeable with the claims of any Anchor National contract holders as well as all of its creditors. The general account funds are invested as permitted under state insurance laws.

DISTRIBUTION OF THE CONTRACT

Registered representatives of broker-dealers sell the contract. We pay commissions to these representatives for the sale of the contracts. We do not expect the total commissions to exceed [5%] of your Purchase Payments. We may also pay a bonus to representatives for contracts which stay active for a particular period of time, in addition to standard commissions. We do not deduct commissions paid to registered representatives directly from your Purchase Payments.

From time to time, we may pay or allow additional promotional incentives in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell, or are expected to sell, certain minimum amounts of the contract, or other contracts offered by us. Promotional incentives may change at any time.

SunAmerica Capital Services, Inc., 733 Third Avenue, 4th Floor, New York, New York 10017 distributes the contracts. SunAmerica Capital Services is an affiliate of Anchor National, is registered as a broker-dealer under the Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

ADMINISTRATION

We are responsible for the administrative servicing of your contract. Please
contact our Annuity Service Center at 1-800-          , if you have any comment,
question or service request.

We send out transaction confirmations and quarterly statements. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately. We investigate all inquiries. To the extent that we believe we made an error, we retroactively adjust your contract, provided you notify us within 30 days of receiving the transaction confirmation or quarterly statement. Any other adjustments we deem warranted are made as of the time we receive notice of the error.

YEAR 2000

Anchor National relies significantly on computer systems and applications in its daily operations. Many of these systems and applications are not presently Year 2000 compliant. Anchor National's business, financial condition and results of operations could be materially and adversely affected by the failure of its systems and applications (and those of third parties interfacing with Anchor National's systems and applications) to manage dates beyond the year 1999. However, Anchor National has a coordinated plan to repair or replace these noncompliant systems. Part of this plan involves obtaining similar assurances from third parties interfacing with Anchor National's systems and applications. Anchor National expects to complete most of its plan by the end of calendar year 1998, leaving 1999 for testing.

LEGAL PROCEEDINGS

There are no pending legal proceeding affecting the Separate Account. Anchor National and its subsidiaries engage in various kinds of routine litigation. In management's opinion, these matters are not of material importance to their respective total assets nor are they material with respect to the Separate Account.

CUSTODIAN

State Street Bank and Trust Company, 255 Franklin Street, Boston, Massachusetts 02110, serves as the custodian of the assets of the Separate Account. Anchor National pays State Street Bank for services provided, based on a schedule of fees.

ADDITIONAL INFORMATION

Anchor National is subject to the informational requirements of the Securities and Exchange Act of 1934 (as amended). We file reports and other information with the SEC to meet those requirements. You can inspect and copy this information at SEC public facilities at the following locations:

WASHINGTON, DISTRICT OF COLUMBIA
450 Fifth Street, N.W., Room 1024
Washington, D.C. 20549

CHICAGO, ILLINOIS
500 West Madison Street
Chicago, IL 60661

NEW YORK, NEW YORK
7 World Trade Center, 13th Fl.
New York, NY 10048

To obtain copies by mail, contact the Washington, D.C. location. After you pay the fees as prescribed by the rules and regulations of the SEC, the requested documents are mailed.

Registration Statements under the Securities Act of 1933, as amended, related to the contracts offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statement and its exhibits. For further information regarding the Separate Account, Anchor National and its general account, the Portfolios and the contract, please refer to the registration statement and its exhibits.

The SEC also maintains a website (http://www.sec.gov) that contains the SAI, materials incorporated by reference and other information filed electronically with the SEC by Anchor National.

----------------------------------------------------------------
----------------------------------------------------------------

                              TABLE OF CONTENTS OF
                      STATEMENT OF ADDITIONAL INFORMATION
----------------------------------------------------------------
----------------------------------------------------------------

Separate Account..............................      3
General Account...............................      3
Performance Data..............................      4
Annuity Payments..............................      8
Annuity Unit Values...........................      8
Taxes.........................................     11
Distribution of Contracts.....................     14
Financial Statements..........................     15

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                           APPENDIX A - PREMIUM TAXES
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Premium taxes vary according to the state and are subject to change without notice. In many states, there is no tax at all. Listed below are the current premium tax rates in those states that assess a premium tax. For current information, you should consult your tax adviser.

                                                              QUALIFIED    NON-QUALIFIED
                           STATE                              CONTRACT       CONTRACT
========================================================================================
California                                                        .50%          2.35%
----------------------------------------------------------------------------------------
District of Columbia                                             2.25%          2.25%
----------------------------------------------------------------------------------------
Kentucky                                                            2%             2%
----------------------------------------------------------------------------------------
Maine                                                               0%             2%
----------------------------------------------------------------------------------------
Nevada                                                              0%           3.5%
----------------------------------------------------------------------------------------
South Dakota                                                        0%          1.25%
----------------------------------------------------------------------------------------
West Virginia                                                       1%             1%
----------------------------------------------------------------------------------------
Wyoming                                                             0%             1%
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

--------------------------------------------------------------------------------

   Please forward a copy (without charge) of the Variable Annuity Statement of Additional Information to:

              (Please print or type and fill in all information.)

        ------------------------------------------------------------------------
        Name

        ------------------------------------------------------------------------
        Address

        ------------------------------------------------------------------------
        City/State/Zip


Date:  ------------------------------------   Signed:  ---------------------------------------

   Return to: Anchor National Life Insurance Company, Annuity Service Center, P.O. Box 52499, Los Angeles, California 90054-0299
--------------------------------------------------------------------------------

               PART B - STATEMENT OF ADDITIONAL INFORMATION




      Incorporated herein by reference to Registration Statement filed on September 16, 1998 (File No. 333-63511 and 811-09003).

                                     PART C




      Incorporated herein by reference to Registration Statement filed on September 16, 1998 (File No. 333-63511 and 811-09003).

                                   SIGNATURES



         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Los Angeles, and the State of California, on this 8th day of September, 1998.



                     VARIABLE ANNUITY ACCOUNT SEVEN
                                  (Registrant)


                     By: ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                   (Depositor)


                     By: /s/ Jay S. Wintrob
                         --------------------------
                                 Jay S. Wintrob
                            Executive Vice President


                     ANCHOR NATIONAL LIFE INSURANCE COMPANY
                                   (Depositor)


                     By: /s/ Jay S. Wintrob
                         --------------------------
                                 Jay S. Wintrob
                            Executive Vice President


                                POWER-OF-ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints SUSAN L. HARRIS AND CHRISTINE A. NIXON or each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, as fully to all intents as he or she might or could do in person, including specifically, but without limiting the generality of the foregoing, to (i) take any action to comply with any rules, regulations or requirements of the Securities and Exchange Commission under the federal securities laws; (ii) make application for and secure any exemptions from the federal securities laws; (iii) register additional annuity contracts under the federal securities laws, if registration is deemed necessary. The undersigned hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them, or their substitutes, shall do or cause to be done by virtue thereof.

        As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacity and on the dates indicated.



SIGNATURE              TITLE                           DATE
---------              -----                           ----

/s/ Eli Broad          President, Chief             November 9, 1998
--------------------   Executive Officer and
 Eli Broad             Chairman of the Board
                       (Principal Executive
                           Officer)


/s/ Scott L. Robinson  Senior Vice President        November 9, 1998
---------------------       and Director
Scott L. Robinson      (Principal Financial
                             Officer)


/s/ N. Scott Gillis    Senior Vice President        November 9, 1998
--------------------       and Controller
N. Scott Gillis        (Principal Accounting
                             Officer)


/s/ James R. Belardi   Director                     November 9, 1998
--------------------
James R. Belardi


/s/ Jana W. Greer      Director                     November 9, 1998
--------------------
Jana W. Greer


/s/ Susan L. Harris    Director                     November 9, 1998
--------------------
Susan L. Harris


/s/ Peter McMillan     Director                     November 9, 1998
--------------------
Peter McMillan


/s/ James W. Rowan     Director                     November 9, 1998
--------------------
James W. Rowan


/s/ Jay S. Wintrob     Director                     November 9, 1998
--------------------
Jay S. Wintrob